UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 20, 2025

Commission File Number: 001-40377

Valneva SE
(Translation of registrant's name into English)

6 rue Alain Bombard
44800 Saint-Herblain, France
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On November 20, 2025, the Registrant announced its results for the three months ended September 30, 2025 and issued a press release and unaudited interim condensed consolidated financial statements, copies of which are attached hereto as Exhibits 99.1, and 99.2, respectively. The information contained in this Form 6-K, but excluding the section entitled “Financial Outlook” in Exhibit 99.1, is hereby incorporated by reference into the registrant's Registration Statement on Form F-3 (File No. 333-268071).

Exhibit

Exhibit 99.1	Press release dated November 20, 2025
Exhibit 99.2	Unaudited Interim Condensed Consolidated Financial Statements as at September 30, 2025 and for the three months ended September 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valneva SE (Registrant)

Date: November 20, 2025	/s/ Thomas Lingelbach
Thomas Lingelbach
Chief Executive Officer and President